COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

File Number: 82.2994

8 May 2007

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

G. T. FORSTER
COMPANY SECRETARY

COCA-COLA AMATIL PTY LTD
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

Coca-Cola Amatil
2007 Annual General Meeting
8 May 2007

CHAIRMAN'S ADDRESS
David Gonski – Chairman

2006 was undoubtedly a tough year for CCA with the business facing significant challenges due to sharp increases in commodity driven input costs. Despite these challenges, the business delivered a solid profit result with the highlight being the strong recovery in trading in the second half of the year.

While the business recorded an earnings decline in the first half of the year, it regained momentum in the second half to deliver second half EBIT growth of 8.6%, before significant items. The improvement was delivered across the board with strong trading performances in Australia, New Zealand and Indonesia as strong revenue management and promotional discipline enabled the business to recover the commodity driven cost increases. For the full year, CCA grew revenue by 8.2%, from around $4 billion to close to $4.4 billion.

Consistent delivery of EPS and dividends

Over the last 5 years significant progress has been made in improving the financial returns of the business. This can be seen by the material increase in earnings per share, which have grown by more than 70% or an average growth rate of over 11% per annum since 2001. Dividends have also grown materially, increasing 132% or an average of 18.3% per annum over the same time period.

A broader based and better balanced business mix...

We have achieved these results by strengthening our business, by growing the product offering organically as well as by acquiring businesses that have either broadened the brand portfolio or improved our manufacturing and distribution capability.

Since early 2001, CCA has invested around $950 million on 10 acquisitions, across Australia, New Zealand and Indonesia, while raising over $2.4 billion from the sale of underperforming or surplus assets.

As a result, revenue generated from sources other than carbonated beverages has grown from only 5% in 2001 to 32% of total revenues in 2006. The execution of this strategy, combined with strong cost management discipline, has seen EBIT margins expand from 11.4% to 13.3% in that time.

Strategic Review – Priorities

After five years of transforming CCA into a broader based and better balanced business, we have undertaken a strategic review to determine the priorities for the business for the next five years. The review focussed on the changes the organisation needs to make to best leverage CCA's core competencies which include:

- The development of premium and market leading brands;
- The scale and reach of the sales force;
- The high tech and high touch of our customer servicing capability; and
- Our highly efficient national manufacturing and physical distribution capability.

A key outcome has been to confirm that the majority of new capital allocation will be directed towards Australia and New Zealand where CCA's competitive advantage is strongest and financial returns are highest.

Terry Davis, our Managing Director, will take you through the 2006 highlights as well as outline to you the detailed outcomes of the strategic review. He will also provide some insights into current performance and our outlook for 2007. I will concentrate my own remarks on governance and corporate social responsibility matters.

Shareholder feedback

We believe effective communications with shareholders to be at the core of all good governance practice. To provide greater opportunity for shareholders to raise issues we invited comments and questions prior to this meeting.

Comments made have been passed to the relevant part of the business for consideration. Where questions relate to a matter to be considered at this meeting they will be addressed in the discussion of those matters.

Remuneration report

At this meeting, shareholders will be given the opportunity of voting on the company's remuneration report. This is a comparatively new development that details substantially more

information to shareholders and follows changes made to the Corporations Law. As noted in the Notice of Meeting, the vote is non-binding in nature.

We have two aims in mind when we develop and refine our remuneration policy. The first is to ensure that the at-risk or performance related part of our senior managements' remuneration packages is linked to a combination of challenging financial targets and total shareholder return.

The second aim is to ensure that overall remuneration levels are fair and competitive so that we are able to attract, motivate and retain quality people. We are experiencing the effects of a very tight labour market where we compete for talent not just within Australia but with global corporations, including in our case – the Coca-Cola Company and other large Coca-Cola bottlers and increasingly private equity firms who have the capability of offering much more flexible arrangements to high quality executives.

We believe we have been successful in achieving the right balance of overall remuneration. And we believe that the strength and consistency of our financial results over the last five years has been a reflection of the quality of the management team.

At this point I would like to point out that there have been some modifications made to the initial notice of meeting in relation to Resolution 4. We are proposing to change the structure of the hurdles for the long-term incentive plan for our Managing Director. I will discuss these in more detail when we come to Resolution 4.

Relationship with The Coca-Cola Company

I'd like to make a few comments about CCA's relationship with the Coca-Cola Company.

There are two components to our relationship with The Coca-Cola Company. The first is as a major shareholder – which is reflected in their 32% shareholding in our Company – and the second is through the working relationships with them as a supplier of concentrate and partner in new product development.

In both cases, this relationship is very strong and very healthy. We are pleased and proud to have two very well qualified and supportive Coca-Cola Company appointees on our Board – with Geoffrey Kelly and Irial Finan both making strong contributions to Board deliberations.

And 2006 has been a flagship year in terms of what working more closely together can achieve in new product development. We have seen a step up in the quality of our new product offerings with many new product successes – most notably Coke Zero. To leverage the strength of this relationship, The Coca-Cola Company has also established one of four global innovation centres in Sydney.

Overall, our discussions are very positive and continue to reflect the increased flexibility, dialogue and understanding that has been built between the two companies over the past few years.

Corporate social responsibility

Moving on to corporate social responsibility...

This year we have produced our first sustainability report. The report, Citizenship@CCA, covers our activities in 2006 up to March this year

While we have always believed that being a good corporate citizen is an essential part of our business and we have had this as our goal in all the markets in which we operate, we have decided to formally measure and document this, and share it with our shareholders and stakeholders.

We are measuring our achievements under four global pillars – Environment, Marketplace, Workplace and Community. We're reporting them publicly and building a platform for continued improvement into the future.

We are determined that CCA will not only continue to be a great beverage and food company, but that our business will go on creating wealth, improvements and opportunities for all our stakeholders and for future generations in a truly sustainable way.

What do we mean by sustainability? Sustainability means making sure that we do not deplete the environment of the resources that we use in making our products - especially water - the basic ingredient of all our beverages. In Australia we have achieved what we believe is world's best practice in water efficiency. We have also significantly reduced our packaging waste; we are targeting energy consumption; and we will continue to work hard at getting better results. You will see some examples shortly in our video.

Sustainability, in the business sense, means delivering good returns to our company's owners whilst at the same time creating wealth for our communities, maintaining and improving our business and nurturing and partnering with our many stakeholders.

Sustainability and citizenship at CCA are mainstream business imperatives, a commitment driven not only at Board level by the newly established Compliance and Social Responsibility Committee, but by Terry Davis and other senior executives and their respective teams across the Group.

I am sure many of you know CCA as a company that puts back into the community. We have measured the value of this for the first time, and I am pleased to report to you that in 2006 the value of our community support was approximately $4 million – or 1% of our group pre-tax profit.

This short video encapsulates some of the achievements we have managed in the past year.

Ladies and Gentlemen

You can find out more by reading our report, Citizenship@CCA. We have printed a very limited number of hard copies – to save trees! – but we have a full version available now on our website – www.ccamatil.com.

We welcome your feedback.

We believe we have made good progress in embedding a culture of sustainability and corporate responsibility – but we also recognise we have a way to go.

We are committed to combining good business with strong values.

We are conscious of our responsibility to all our stakeholders and we promise to report our progress regularly.

I will now invite Terry Davis to provide an update on the trading of the group's businesses.

MANAGING DIRECTOR'S REVIEW

Terry Davis – Group Managing Director

Thank you Chairman and good morning ladies and gentlemen. I would just like to build on David's comments. This is my sixth year at CCA and when I began in late 2001 we set about to fundamentally change the way we managed the business. Notwithstanding having to overcome some significant hurdles in commodity cost increases in 2005 – and again in 2006 – I am pleased to report that your company is in a significantly stronger market position today in an absolute sense and certainly is in a much stronger position relative to our main competitors.

2006 Financial Highlights

Turning to 2006 highlights...

2006 undoubtedly was always going to be a challenging year for CCA. We went into the year facing some of the most difficult trading conditions since the Asian crisis of the late 1990s. This was due primarily to the significant increases in commodity input costs that we needed to absorb. Cost of goods sold ultimately increased by over $150 million – that's an increase of over 9% for each case of product we sold!

Whilst our competitors faced the same level of cost increases, this required some significant activities to be undertaken to justify to our customers and to our consumers of the ongoing value and relevance of our brands.

The strategies we undertook did result in an earnings decline in the first half but I am very pleased to report that we were able to execute strongly in the second half to deliver an 8.6% improvement in EBIT. This improvement was delivered across the board with strong trading results in Australia, New Zealand and Indonesia with excellent price realisation and some world class in-market execution.

The operating performance was also reflected in the record beverage revenue per unit case achievement which in 2006 increased by 8.4%, in part due to having to recover the COGS increases. This is the largest revenue per case increase achieved by CCA for well over 15 years and was a clear demonstration of the strength of our brand portfolio and to a lot of hard work by our respective country management teams in addressing the rising input costs head on.

The beverage business managed to fully recover the cost of goods increases in all markets except Indonesia – although Indonesia did come close to a full recovery in the second half.

So notwithstanding this challenging operating environment – and this is a very important point I would like to make – is that we were also able to grow our market share across each of our major markets. The Australian market share result was a standout with excellent market share gains in the cola category despite the retail price gap to Pepsi in foodstores again increasing. To put this in context, for the second half, the price premium we were able to achieve over Pepsi in foodstores increased from 23% to 34% yet we were still able to increase our market share due to the outstanding success of Coke Zero.

The second half outcome was delivered by managing – over the course of the full year – the perennial balance between volume and pricing in order to grow the long-term value and attractiveness of our brands to our customers.

As well, a solid pipeline of new products helped drive demand right across our product range. 2006 saw a step up in the quality of new product offerings from The Coca-Cola Company combined with some great launch execution which certainly underpinned the results.

Those of you who are supermarket shoppers could not have missed the major displays of Coke Zero in the first quarter of last year. This was achieved by working closely with our large customers at a much earlier stage of new product development and helped us develop better product, stronger advertising campaigns and maximised our in-market presence at launch time.

The new products all delivered results ahead of our internal budgets – from Coke Zero, Powerade Isotonic, Pumped, Goulburn Valley juices through to the introduction of slim line cans and screw top glass bottles into the route trade.

Another highlight for the Group result was the strong cash flow generation with free cash flow increasing by $130.3 million to $271.6 million – a great result – again underpinned by the strong operating performance in the second half.

Product innovation continues to drive category growth

A little more on the importance to our future growth of our innovation programme...

Notwithstanding the commodity cost challenge, in 2006, we continued to increase our investment in our non-alcoholic beverage portfolio through product and package innovation. We saw this as a

trading opportunity as I have always believed that tough market conditions do provide an opportunity for market leaders to extend their brand and market leadership.

It would have been easy for us in 2006 to cut back on our innovation and customer service programmes. However, we did not do this as the tougher conditions gave us the opportunity to further strengthen our consumer franchise and brand leadership. And our shareholders – both large and small – who were able to see through the spike in commodity driven cost increases have been well rewarded with the very strong share price appreciation this year.

Coke Zero, which now after 15 months has won 13% of the cola category. It has been an exceptional product in that it achieved that market share after only three months and has managed to maintain that level – underpinning our confidence that it has successfully established a new segment in the Australian beverage marketplace and created a large new base of brand Coke consumers.

Not surprisingly, we have also seen a progressive shift into non-sugar cola as consumer preferences shift to lower calorie beverage options. This accelerated in 2006 with Diet Coke and Coke Zero now representing 36% of trademark Coke volume in Australia, up from only 20% in 2000.

And Coke Zero's success has not been all at the expense of Classic Coke and Diet Coke with CCA's total cola market share growing from 75% to 77% over the year.

The overall Coke brand portfolio volume also benefited from the introduction of slim line cans and the 385ml screw top glass bottle in October into the route trade. By creating channel specific packaging and portion control serves, these package innovations are improving the product mix from both a revenue and earnings perspective as well as helping boost the brand imagery and consumer appeal with brand Coke revenue growing by 9% in 2006.

Our second big launch for the year was the improved formulation for Powerade Isotonic. This product has proven to be more effective at hydrating and delivering energy to the body and the endorsement from the Australian Institute of Sport has certainly boosted the brand attributes.

The launch of Isotonic has certainly cemented Powerade's leadership position in the Australian sports drink market with volumes growing by 25% and market share across the foodstores and convenience channel increasing significantly – from 53% to over 59%.

Pumped enhanced hydration – a lightly flavoured water – was launched in October, extending the Pump brand into this important segment. After just 6 months, the two Pumped flavours are already the No. 1 and 2 selling functional flavoured waters, driving total Pump volumes up over 20% in the second half of 2006.

And lastly, we launched Goulburn Valley premium chilled juice in July, leveraging the Goulburn Valley brand name into the beverage space. The response from customers has been very encouraging and the value to us of the history and heritage of the Goulburn Valley brand has enabled us to achieve prices at a considerable premium to our previous juice brands.

Strategic Review

As the Chairman outlined in his opening remarks and as flagged at the release of our annual results in February, we have completed a strategic review of the business to determine the focus and priorities for management for the next five years.

The review focussed on those changes the organisation would need to make to best leverage CCA's core competencies, while confirming that the majority of new capital allocation will be directed towards Australia and New Zealand where CCA's competitive advantage is strongest and financial returns are highest.

As a result, the following primary business value drivers have been established:

Firstly, we will continue to focus on growing our share of non-alcoholic beverages by further expansion of the product portfolio. We believe we still have material opportunities to continue to generate strong growth in non-alcoholic beverages across the Group. We shall grow share of non-alcoholic beverages through our continuous product and package innovation programme, further innovation in cold drink equipment and channel specific tailored offerings.

To complement the non-alcoholic beverage brand portfolio, we will selectively broaden the beverage portfolio into the highly profitable alcoholic beverages market in Australia and New Zealand. CCA will accelerate the development of Pacific Beverages, the joint venture with SABMiller, in order to develop a new earnings stream for the business. The Australian beer market is one of the most profitable in the world, generating earnings in excess of $1 billion and by focussing on the premium segment, we are aiming to become the clear No. 3 player in the Australian beer market over the next five years.

Premium branded alcoholic beverages – in particular, beer, spirits and alcoholic ready-to-drinks – provide a natural extension to CCA's product offering in Australia and New Zealand as it enables us to leverage the scale and efficiency of our sales, distribution and manufacturing infrastructure with SABMiller's marketing and technical brewing expertise in a highly profitable market segment.

We expect to complete the feasibility study for an Australian boutique brewery development by the end of 2007. Local manufacture of selected premium beer brands as well as the development of new premium domestic brands could provide an attractive and logical sequence for the development of CCA's Australian premium beer business.

With respect to CCA's non-Australasian assets, CCA shall look to accelerate the growth of its Indonesian business as we believe Indonesia has strong long-term growth potential for non-alcoholic beverages.

Turning to the South Korean business – this business was acquired by CCA in 1998 and unfortunately has not generated a sufficient return on our capital employed over time. As a consequence – and recognising that the value of the Coke franchise in Korea may be better achieved by a local player – CCA released an information memorandum in March for its sale and this has generated sufficient interest from local and international players for CCA to now consider the sale of the South Korean business.

A short list of bidders has been established and they are now in stage two of due diligence. We would expect to have the next round of offers for the acquisition of the business to be reviewed by the CCA Board in mid June.

Lastly, CCA expects to undertake a major IT infrastructure development. Over the next three years, CCA will spend around $65 million on software, infrastructure and re-engineering its business processes in order to develop a world class operating system. The new platform, which is being developed in partnership with other major Coca-Cola Bottlers and The Coca-Cola Company, will provide the engine for CCA to move to the next level of customer service as well as facilitate a reduction in the cost of doing business.

I firmly believe all these initiatives will provide a solid platform for CCA to continue to grow its earnings at attractive levels over the coming years – and by leveraging the core competencies of the business, we do so without taking on unreasonably high levels of earnings or capital risk.

2007 Trading review

Now to a review of how we are tracking for the year to date.

We have seen solid trading conditions across most markets for the first four months with the momentum generated in the second half of 2006 generally continuing into 2007. Both Australia and New Zealand have maintained volumes broadly in line with last year, a significant achievement given both countries are cycling high volume growth from the first quarter 2006 launch of Coca-Cola Zero. Revenue per unit case growth has been on budget, driven by improvements in both mix and rate.

Indonesia has also enjoyed a strong start to the year driven by continuing volume growth combined with solid recovery of cost of goods increases.

And South Korea has maintained good price discipline during a period of reduced demand which was unfortunately a result of an extortion attempt in July last year. An insurance claim relating to the extortion is being processed and is expected to be finalised by the end of the second half of 2007.

SPC Ardmona has experienced a solid start to the year and expects to generate modest earnings growth in the first half. This is despite the impact of a short fruit season for 2007, a result of the drought and the frost damage incurred in 2006, and higher tinplate costs.

Our newly created premium beer business, Pacific Beverages, also has made a good start with premium beer sales showing encouraging momentum during the Easter period with results well ahead of last year.

In conclusion, the key focus for 2007 continues to be the recovery of the 5-6% increase in cost of goods sold across all markets.

For the first half of 2007, we expect to be able to deliver high single digit EBIT growth and based on a continuation of the current trading environment. I believe a similar EBIT growth rate is achievable for the 2007 full year.

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

File Number: 82.2994

8 May 2007

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

G. T. FORSTER
COMPANY SECRETARY

COCA-COLA AMATIL PTY LTD
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA


COCA-COLA AMATIL 2007 AGM
SPC
Minute Maid



2007 Annual General Meeting

David Gonski
Chairman

8 May 2007

COCA-COLA AMATIL

Wal King, AO

Non-Executive Director – Age 62
(Independent)

Joined Board – February 2002

Member of Related Party Committee. Nominations Committee and Compliance & Social Responsibility Committee.

Background: Chief Executive Officer of Leighton Holdings Ltd. with over 35 years in the construction industry and extensive experience in Asia.

COCA-COLA AMATIL

3

Geoffrey Kelly

Non-Executive Director – Age 62

(Nominee of The Coca-Cola Company)

Rejoined Board – April 2004

Member of Compensation Committee.

Background: Senior Vice President and General Counsel of The Coca-Cola Company's Global Legal division with more than 34 years experience in international soft drink markets.

COCA-COLA AMATIL

4



Mel Ward, AO

Non-Executive Director – Age 65 (Independent)

Joined Board – February 1999

Chairman of Compensation Committee, member of Audit &Risk Committee, Nominations Committee and Related Party Committee.

Background: Company Director after retiring as Managing Director of Telecom Australia.

5



Terry Davis

Group Managing Director – Age 49

Appointed in November 2001

Background: Joined CCA in November 2001 after 14 years in the global wine industry (ex-Managing Director of Beringer Blass).

6





George Forster

CCA's General Counsel and Company Secretary – Age 52

Background: Joined CCA as General Counsel in April 2005 and appointed Company Secretary in February 2007. Extensive experience as a corporate and commercial lawyer for over 30 years.

Coca-Cola Amatil

7





Irial Finan

Non-Executive Director – Age 48

(Nominee of The Coca-Cola Company)

Joined the Board – August 2005

Member of Audit & Risk Committee and Compliance & Social Responsibility Committee.

Background: President, Bottling Investments for The Coca-Cola Company. 25 within the Coca-Cola system including recently as CEO of Coca-Cola Hellenic Bottling Company SA.

Coca-Cola Amatil

8





Jillian Broadbent, AO

Non-Executive Director – Age 58
(Independent)
Joined Board – February 1999
Chairman of Compliance & Social Responsibility Committee, member of Compensation Committee, Nominations Committee and Related Party Committee.
Background: Extensive experience in international banking - risk management and derivatives.

9





David Gonski, AO

Chairman – Age 53
(Independent)
Joined Board – October 1997
Chairman of Related Party Committee and Nominations Committee and member of Compensation Committee and Compliance & Social Responsibility Committee.
Background: Solicitor for 10 years & thereafter a corporate adviser.

10


Consistent delivery of EPS and dividends
EPS CAGR – 11.3%
25.3c
29.2c
34.3c
39.0c
43.3c
43.2c
2001 2002 2003 2004 2005 2006
Dividends up 132% since 2001
14.0c
18.5c
23.0c
28.0c
31.5c
32.5c
2001 2002 2003 2004 2005 2006
11


A broader based and better balanced business mix...
2001
2002
2003
Peats Ridge Springs
2004
crusta
Quirks
2005
grinder
2006
12

Strategic Review – Priorities

- Focus on leveraging CCA's core competencies
  - Development capability of premium and market leading brands
  - Scale and reach of sales force
  - High tech and high touch of our customer servicing capability
  - Highly efficient national manufacturing and physical distribution capability

- Capital allocation focussed on Australia and New Zealand where CCA's competitive advantage is strongest financial returns are greatest

13

Relationship with The Coca-Cola Company

2 components:

- Major shareholder – with a 32% shareholding in CCA

- Working relationship – supplier of concentrate and partner in new product development

14

Corporate Social Responsibility

"Citizenship@CCA"

CCA's first sustainability report


Citizenship · CCA

15

What do we mean by sustainability?

- **Environment** – conducting business in ways that protect the environment; being efficient water users; reducing packaging and targeting energy consumption
- **Marketplace** – creating a more diverse product portfolio to meet the changing needs of our consumers
- **Workplace** – fostering safe, open and inclusive work environments
- **Community** – investing time, expertise and resources to improve the quality of life in our communities

16



2007 Annual General Meeting

Terry Davis
Group Managing Director

8 May 2007

Coca-Cola Amatil

17



2006 Financial Highlights

1. **Strong improvement in H2 trading – EBIT ⬆ 8.6%**
   - Driven by stronger performance in Australia, NZ and an excellent recovery in Indonesia
   - Delivered despite unprecedented increases in commodity driven input costs
2. **Record beverage revenue per unit case – ⬆ 8.4%**
   - Strong pricing and promotional discipline in Australia combined with solid market share gains
   - Full recovery of $ COGS increases in all countries except Indonesia
3. **Successful launch of new products & packages**
   - Material market share gains made by Coca-Cola Zero
   - Powerade Isotonic, Pumped and Goulburn Valley juice all exceeding expectations
4. **Strong cash flow generation**
   - Free cash flow increased by $130.3 million to $271.6 million

18

Product innovation continues to drive category growth


zero
pump

19

Strategic Review – Primary Outcomes

- Grow CCA's share of non-alcoholic beverages by continuing to expand the product portfolio
- Broaden the beverage portfolio into the highly profitable alcoholic beverages market in Australia and New Zealand
- Actively review ownership options and/or arrangements with The Coca-Cola Company (TCCC) for the South Korean business while remaining committed to growing the developing markets of Indonesia. PNG and Fiji
- Undertake a major IT infrastructure development to re-engineer business processes and create a world class operating system

20


Coca-Cola Amatil 2007 AGM
SPC
Minute Maid



Resolution 2 – Adoption of Remuneration Report

Proxies have been received in respect of this resolution as follows:

FOR	**522,375,226**
UNDIRECTED	**1,806,153**
AGAINST	**11,780,538**

Coca-Cola Amatil

22





Jillian Broadbent, AO

Non-Executive Director – Age 58
(Independent)
Joined Board – February 1999
Chairman of Compliance & Social Responsibility Committee, member of Compensation Committee, Nominations Committee and Related Party Committee.
Background: Extensive experience in international banking - risk management and derivatives.

Coca-Cola Amatil

23



Resolution 3(a) – Jillian Broadbent

Proxies have been received in respect of this resolution as follows:

FOR	534,165,520
UNDIRECTED	1,835,296
AGAINST	103,001

Coca-Cola Amatil

24

Geoffrey Kelly

Non-Executive Director – Age 62

(Nominee of The Coca-Cola Company)

Rejoined Board – April 2004

Member of Compensation Committee.

Background: Senior Vice President and General Counsel of The Coca-Cola Company's Global Legal division with more than 34 years experience in international soft drink markets.

Coca-Cola Amatil

25

Resolution 3(b) – Geoffrey Kelly

Proxies have been received in respect of this resolution as follows:

FOR	**531,476,501**
UNDIRECTED	**1,857,960**
AGAINST	**2,549,636**

Coca-Cola Amatil

26



Resolution 4 – Participation of Mr Davis in the 2007-2009 Long Term Incentive Share Plan

Proxies have been received in respect of this resolution as follows:

FOR	**506,393,418**
UNDIRECTED	**1,713,376**
AGAINST	**27,090,420**

Coca-Cola Amatil

27



Coca-Cola Amatil 2007 AGM

END